希慎興業有限公司
Hysan Development Company Limited

Hysan希慎

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5138
Direct Fax : 2907 3313
E-mail : wyung@hysan.com.hk

Our Ref: SEC/WY/HYSAN/USSEC/L311-04kh
Your Ref :

9 September 2004

Exemption No. 82-1617

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

BY AIR MAIL

Dear Sirs

Hysan Development Company Limited, Exemption No. 82-1617

On behalf of Hysan Development Company Limited, a company incorporated in Hong Kong, I furnish the document(s) listed below pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

Announcement dated 8 September 2004
- Interim Dividend for the six months ended 30 June 2004
  Option to receive shares in lieu of cash dividend
  Calculation of Market Value

Yours faithfully
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Wendy W. Y. Yung
Company Secretary

dlw 9/14

Hysan 希慎

HYSAN DEVELOPMENT COMPANY LIMITED
希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability)

(Stock Code: 00014)

INTERIM DIVIDEND FOR THE SIX MONTHS ENDED 30 JUNE 2004
OPTION TO RECEIVE SHARES IN LIEU OF CASH DIVIDEND
CALCULATION OF MARKET VALUE

On 18 August 2004, the Board of Directors of the Company has declared an interim dividend of HK10 cents per ordinary share in the capital of the Company (each as a "Share"), payable to shareholders whose names appeared on the Register of Members on 8 September 2004. Eligible shareholders may elect to receive such dividend in the form of cash or in the form of new shares, or a combination of these.

The number of new shares of par value HK$5.00 each ("New Shares") to be allotted to shareholders who elect to receive their dividends in scrip is calculated by dividing the total amount of the cash dividend which each of them would otherwise have been entitled to receive by the market value of a New Share (the "Market Value").

The Market Value has been determined to be HK$13.89, being the average of the closing prices of the Shares on The Stock Exchange of Hong Kong Limited ("Stock Exchange") for the last five consecutive Stock Exchange dealing days commencing Thursday, 2 September 2004 (the first day the shares traded ex dividend).

The formula used for calculating the entitlement is as follows:

Number of shares held as at 8 September 2004 x HK$0.1 = Maximum dividend available

$$\frac{\text{Maximum dividend available}}{\text{HK\$13.89}} = \text{maximum number of New Shares (rounded down to the nearest whole number)}$$

Application has been made to the Stock Exchange for listing of and permission to deal in the New Shares. A circular to shareholders giving details of the scrip dividend, together with an election form, will be sent to eligible shareholders on or about Wednesday, 15 September 2004. Shareholders whose registered addresses are situated in the United States or any of its territories or possessions or Canada are excluded and will only receive the circular. The Directors considered such exclusion to be necessary or expedient having obtained and taken into consideration legal opinions in those jurisdictions pursuant to Rule 13.36(2) of the Listing Rules. Shareholders who wish to receive, in lieu of the cash dividend, in whole or in part, an allotment of New Shares should complete and sign the form of election and return

it to the Share Registrars and Transfer office of the Company, Standard Registrars Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 p.m. on Tuesday, 5 October 2004. It is expected that cheques for cash entitlements and/or (subject to such application being granted) definitive share certificates for the New Shares will be posted to shareholders at their risks on or about Monday, 11 October 2004 on which dealings of the New Shares will commence (subject to the proper receipt of share certificates for the New Shares by the relevant shareholders of the Company).

As at the date of this announcement, the executive Directors of the Company are Mr. Peter Ting Chang LEE *(Chairman)*, Mr. Michael Tze Hau LEE *(Managing Director)* and Mrs. Pauline Wah Ling YU WONG *(Director, Property)*; the non-executive Directors are Mr. Fa-kuang HU, Mr. Hans Michael JEBSEN, Mr. Anthony Hsien Pin LEE, Mr. Chien LEE and Dr. Deanna Ruth Tak Yung RUDGARD; and the Independent non-executive Directors are Sir David AKERS-JONES *(Deputy Chairman)*, Mr. Per JORGENSEN and Dr. Geoffrey Meou-tsen YEH.

By order of the Board
Wendy W.Y. Yung
Company Secretary

Hong Kong, 8 September 2004

Please also refer to the published version of this announcement in The Standard.